W&L Enterprises Ltd.

Craigmuir Chambers

P.O. Box 71

Road Town

Tortola

British Virgin Islands

March 1, 2013

Members of the Board of Directors

Central European Distribution Corporation

3000 Atrium Way, Suite 265

Mt. Laurel, New Jersey 08054

United States of America

Dear Members of the Board,

As you know, on February 18, 2013, W&L Enterprises Ltd. (“W&L”) entered into a Nondisclosure and Confidentiality Agreement (the “NDA”) with Central European Distribution Corporation (“CEDC”) in order to engage in discussions regarding a potential Restructuring of CEDC (as defined in the NDA).  We appreciate that both you and your advisors have taken the time to hold these discussions with us.

We have reviewed the terms of the exchange offer filed by CEDC on February 25, 2013, as well as the terms of the two alternative restructurings suggested by Roust Trading Limited that are described in CEDC’s Offering Memorandum, Consent Solicitation and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated February 25, 2013.

We find it extremely troubling (and are certain other creditors will find it similarly troubling) that all three of these restructuring plans would treat the $50 million credit facility extended by Mr. Roustam Tariko separately and differently from the claims held by other unsecured creditors.  We do not believe that it is appropriate to treat Mr. Tariko’s claims under this credit facility more favorably than the claims of other unsecured creditors, as the grant of collateral to secure the obligations to Mr. Tariko under the credit facility likely could be avoided as a preferential transfer if CEDC were to file for Chapter 11 bankruptcy protection.  We also are troubled by the circumstances under which such collateral was granted in the first place, at a time when CEDC’s own auditors raised “substantial doubt about the Company’s ability to continue as a going concern.”  We will not support any restructuring of CEDC that would treat Mr. Tariko’s claims more favorably than the claims of other unsecured creditors, and we doubt that any constituency other than Mr. Tariko would be willing to move forward on this basis.

Further, I wish to inform you that I received a copy of a letter, dated March 1, 2013, addressed by Mr. M. Khabarov, CEO of A1 Investments (Alfa Group), to the ad hoc Committee of 2016 Bondholders c/o Mr. Charles Noel-Johnson of Moelis & Co. In this letter, A1 expresses its interest to put together a consortium of investors, including Mr. Tariko, myself and other undisclosed interested parties, “with up to USD$250mln of cash to invest” to develop an alternative proposal for CEDC’s successful restructuring.  The letter also states that my “knowledge and expertise … in the alcohol industry would provide significant additional value through oversight over certain aspects of strategic and operational execution of company deliverables.”

Given the reputation and track record of A1 in Russia, I intend to consider with the utmost care A1’s invitation to participate in such consortium.

In the coming days, I intend to continue discussions with all constituencies involved in the situation, including CEDC, ad hoc Committee of 2016 Bondholders, A1 and Mr. Tariko, and other third parties that we have identified, with the aim of proposing a balanced and viable Restructuring alternative.

W&L ENTERPRISES LTD.

By:  /s/ Mark Kaufman

Name: Mark Kaufman

Title:  Director

cc: Scott V. Simpson, Skadden, Arps, Slate, Meagher & Flom (UK) LLP